SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Subject Company)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

65333U 10 4

(CUSIP Number of Class of Securities)

Keith A. Zar

Senior Vice President and General Counsel

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, California 94928

(707) 584-6820

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

John J. Huber, Esq. Latham & Watkins LLP 555 11th Street, N.W., Suite 1000 Washington, D.C. 20004 (202) 637-2200	Christopher L. Kaufman, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2003 (as amended, the “Schedule 14D-9”) by Next Level Communications, Inc., a Delaware corporation (“Next Level”), relating to the tender offer by Motorola, Inc. (“Motorola”) to purchase all of the issued and outstanding shares of Next Level common stock par value $.01 per share (the “Shares”) not owned by Motorola or its affiliates at a price of $1.04 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in Motorola’s Offer to Purchase dated January 27, 2003 and the related Letter of Transmittal (which together constitute the “Motorola Offer”). The Motorola Offer is disclosed in a Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed with the Commission under cover of Schedule TO, dated January 27, 2003, as amended. Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Schedule 14D-9. Next Level has made information regarding the Motorola Offer available on its website, located at http://www.nlc.com.

ITEM 3.	CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS SINCE JANUARY 1, 2001.

The subsection of this Item entitled “Item 3: Contacts, Transactions, Negotiations and Agreements Since January 1, 2001—Background of The Motorola Offer” is hereby amended to add, at the end of such subsection, the following:

From March 7, 2003 through March 13, 2003, representatives of Morgan Stanley and JP Morgan discussed the status of the Motorola Offer. On March 12, 2003, the Independent Committee met telephonically to discuss the Motorola Offer and the Independent Committee’s position regarding the Motorola Offer.

On March 13, 2003, Messrs. Latchford, Norris, McLellan and representatives of Morgan Stanley and JP Morgan met in Schaumburg, Illinois. Mr. Clay and Richard Smith, a Motorola executive who formerly was a director of Next Level, attended by conference telephone. The Next Level representatives sought to discuss alternate transactions in which Next Level would remain an independent company and the parties also discussed different tender offer consideration in kind and amount, but failed to reach any agreement. On the same day, a representative of Morgan Stanley spoke with a representative of JP Morgan regarding potential transactions.

On March 14, 2003, a representative of JP Morgan spoke with a representative of Morgan Stanley. In that discussion, the JP Morgan and Morgan Stanley representatives explored alternative prices to determine whether further negotiations would be fruitful and the JP Morgan representative indicated that he thought Motorola might be willing to consider a merger agreement at a price of $1.09 per share. On the same day, the Independent Committee met telephonically to discuss the Motorola Offer. The representative of Morgan Stanley subsequently asked whether any merger agreement proposed by Motorola would be subject to a condition requiring approval of the holders of a majority of the shares not held by Motorola (a “majority of the minority condition”). The representative of JP Morgan indicated that Motorola would not be willing to entertain such a condition in a merger agreement with Next Level.

On March 15, 2003 and March 17, 2003, the Independent Committee met telephonically to discuss the Motorola Offer.

On March 17, 2003, a representative of Morgan Stanley spoke with a representative of JP Morgan to discuss the possibility that the Independent Committee would take a neutral position with respect to the Offer if Motorola were to increase its price to $1.25 per share and the possibility that the Independent Committee would enter into a merger agreement with Next Level at a price of $1.50 per share.

On March 18, 2003, March 19, 2003 and March 20, 2003, the Independent Committee met telephonically to discuss the Motorola Offer.

On March 20, 2003, Mr. Latchford spoke with Messrs. McLellan and Smith and Mr. John O’Donohue (another member of Motorola management) on several occasions about possible changes to the Motorola

Offer. Mr. McLellan indicated that Motorola might be prepared to increase its offer if the Independent Committee were to agree to a price in the range of $1.14. Mr. Latchford indicated that a majority of the Independent Committee would not support such a proposal. On the same day, Messrs. Good and Latchford spoke to Mr. McLellan on several separate occasions about whether Motorola would increase its offer to $1.18 per share if the Independent Committee were to recommend in favor of the Motorola Offer at that price. Mr. McLellan indicated that Motorola would only consider increasing its offer to that price if (i) Next Level signed a merger agreement with Motorola, (ii) Next Level agreed to dismiss the litigation it had filed against Motorola and release Motorola from all claims, (iii) Next Level Partners and Spencer and Jacquelyn Segura (the “Large Shareholders”) agreed to tender all of their shares at that price and (iv) Motorola and Next Level resolved the shareholder class action. Mr. Good indicated that a majority of the Independent Committee would be willing to recommend an offer at $1.18 per share but absent a majority of the minority condition would not be willing to approve a merger agreement because it would foreclose all stockholder choice. Counsel to Next Level and Motorola also spoke about a merger agreement and related issues.

On March 21, 2003, Messrs. Latchford, Clay and Good spoke with Mr. McLellan on several occasions about possible changes to the Motorola Offer. Mr. McLellan indicated that Motorola was prepared to increase its offer to $1.18 if (i) the Independent Committee were to agree to a merger agreement with Motorola, (ii) Next Level agreed to dismiss the litigation it had filed against Motorola and release Motorola from all claims, (iii) the Large Shareholders agreed to tender all of their shares at that price, and (iv) Motorola and Next Level resolved the shareholder class actions. Mr. Latchford indicated that a majority of the Independent Committee would support such a proposal, but the Independent Committee would not agree to sign a merger agreement that did not include a majority of the minority condition.

On March 22, 2003, Messrs. Latchford, Clay and Good spoke with Messrs. McLellan, Smith and O’Donohue to discuss the Motorola Offer. Messrs. Latchford, Clay and Good indicated that they were still not willing to agree to a merger agreement.

On March 23, 2003, McLellan agreed that Motorola would agree to increase the Motorola Offer price in the absence of a merger agreement with Next Level, provided that (i) the Independent Committee would recommend that the Minority Stockholders accept the Motorola Offer, (ii) Next Level would agree to dismiss the litigation it had filed against Motorola and release Motorola from all claims, (iii) the Large Shareholders would agree to tender all of their shares at that price, and (iv) Motorola and Next Level would resolve the shareholder class action.

On March 23, 2003, the Independent Committee met telephonically to discuss and approve the terms and increased price of $1.18 per Share, net to each seller in cash (as so increased, the “Per Share Consideration”) proposed by Motorola (the “Amended Motorola Offer”) and proposed settlement agreement with Motorola. The Independent Committee approved the Amended Motorola Offer and proposed settlement agreement by a three to one vote.

On March 24, 2003, Motorola and Next Level issued a joint press release and Motorola filed an amendment to its Schedule TO disclosing the Amended Motorola Offer.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

The subsections of this Item entitled “Item 4: The Solicitation or Recommendation—Recommendation of Next Level”, “Item 4: The Solicitation or Recommendation—Reasons for Next Level’s Recommendation”, “Item 4: The Solicitation or Recommendation—Opinion of Independent Committee’s Financial Advisor” and “Item 4: The Solicitation or Recommendation—Intent to Tender” are hereby restated in their entirely as follows:

Recommendation of Next Level

As a result of the potential conflict of interest arising from current or past affiliations between the members of the Next Level Board (other than the members of the Independent Committee) and Motorola, the Next Level Board delegated to the Independent Committee the authority to consider and make a recommendation regarding the Amended Motorola Offer to the holders of Shares other than Motorola and its affiliates (the “Minority Stockholders”). This statement has been filed by Next Level upon the authorization of the Next Level Board (with the recusal of Mr. Benoist and Mr. Delaney) upon the recommendation of the Independent Committee. Unless the context otherwise requires, the statements of belief by the Next Level Board do not include Mr. Benoist or Mr. Delaney, but do include all other members of the Next Level Board, including the members of the Independent Committee.

THE NEXT LEVEL BOARD HAS DETERMINED THAT THE AMENDED MOTOROLA OFFER IS IN THE BEST INTERESTS OF THE MINORITY STOCKHOLDERS. ACCORDINGLY, THE NEXT LEVEL BOARD RECOMMENDS THAT NEXT LEVEL’S MINORITY STOCKHOLDERS ACCEPT THE AMENDED MOTOROLA OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED MOTOROLA OFFER.

A copy of the joint press release communicating the recommendation of the Next Level Board is filed as an exhibit hereto and is incorporated by reference herein.

Reasons for Next Level’s Recommendation

The Independent Committee and the Next Level Board have determined to recommend that the Minority Stockholders tender their shares into the Amended Motorola Offer. In addition, each member of the Independent Committee holding shares of Next Level will tender their own shares and Next Level Partners, LLC, Spencer and Jacquelyn Segura and certain of their affiliates have agreed to tender their shares, constituting approximately 2.7 million Shares in the aggregate.

In reaching its conclusion to recommend that the stockholders of Next Level tender their shares into the Amended Motorola Offer, the Next Level Board considered its familiarity with, and management’s view of, Next Level’s business, financial condition, results of operations, business strategy and future prospects, the nature of the markets in which Next Level operates and its position in such markets, and the historical and current market prices for the Shares. Mr. Kornblau, a member of the Independent Committee, dissented from the recommendation of the Independent Committee and the Next Level Board and two members of the Next Level Board who are Motorola employees did not participate. In this regard, the Next Level Board concurred with the Independent Committee’s recommendation after considering the following factors:

(1)	The terms and conditions of the Amended Motorola Offer, including the price to be paid in the Amended Motorola Offer, which represents a 13.5% increase from the initial Motorola Offer price and a 29.8% premium over the closing price of Next Level’s common stock on January 10, 2003, the last full trading day prior to the public announcement of the Motorola Offer.

(2)	The presentation by Morgan Stanley concerning the financial aspects of the Amended Motorola Offer as well as the oral and written opinion of Morgan Stanley stating that, as of the date of such opinion and subject to and based upon the assumptions and other considerations set forth in such opinion, the Per Share Consideration to be received by the holders of Shares, other than Motorola and its affiliates, pursuant to the Amended Motorola Offer was fair from a financial point of view, to the holders of Shares (other than Motorola and its affiliates). The full text of the opinion, dated March 23, 2003, setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as an exhibit hereto and is incorporated by reference herein.

(3)	The belief that Next Level will have a “going concern” qualification in its 2002 annual report on Form 10-K due on March 31, 2003, which is likely adversely to affect both Next Level’s business and stock price. In particular, management of Next Level has informed the Next Level Board that customers may be very reluctant to purchase products of a company whose financial statements are subject to a “going concern” qualification.

(4)

The belief that it will be extraordinarily difficult for Next Level to raise required financing. Motorola owns approximately 74% of the outstanding Shares and, through its ownership of Next Level preferred stock and Next Level debt, has the right to block any issuance of equity securities in a financing by Next Level. In addition, Motorola holds over $177.3 million of Next Level debt and preferred stock. Motorola also has a security interest in all of Next Level’s assets. During discussions and negotiations with the Next Level Board, the Next Level Board has formed a view that Motorola’s cooperation in connection with a third-party financing cannot be assumed. In particular, Motorola has indicated that although Motorola has stated in writing that it will consider reasonable alternatives in good faith, Motorola would not commit to change the terms of its existing debt and equity securities absent Next Level first obtaining and disclosing to Motorola a specific financing proposal. The Next Level Board has formed the view that Motorola will be unwilling to change the terms of its existing debt and equity securities based on any financing proposal that Next Level would be likely to secure. Even with Motorola’s cooperation, because of existing market conditions in the telecommunications industry, the price per share at which Next Level could potentially raise financing would likely be significantly below the price in the Amended Motorola Offer. Accordingly, any such financing would likely cause significant dilution to existing stockholders and significantly reduce the trading price of Next Level’s stock on the Nasdaq National Market. Finally, Motorola has publicly stated that it is “no longer willing to finance Next Level.” For these reasons, the Next Level Board has formed the belief that the risk that Next Level will be unable to obtain financing required to remove a “going concern” qualification to its financials and ultimately to fund its business are very high.

For all of the foregoing reasons, the Next Level Board has formed the belief that tendering Shares into the Amended Motorola Offer is the best available alternative for the Minority Stockholders.

In addition to the foregoing, Mr. Clay believes that the management and employees of Next Level have done an excellent job of managing Next Level under terrible market conditions and that Next Level is poised for tremendous growth. Mr. Clay believes that many customers are concerned that Next Level will be swallowed up in a large organization like Motorola and that customers will not receive the individual attention they received from Next Level. Mr. Clay believes that this is one of the reasons that it would have been better for Next Level to remain an independent company. In the event that the Amended Tender Offer is successful, Mr. Clay hopes that Motorola will live up to Motorola’s commitment in its offer documents to provide Next Level’s business and customers Motorola’s full support.

Craig Kornblau dissented from the vote to recommend the Amended Motorola Offer. Mr. Kornblau believes that Next Level’s current management has done an exceptional job of managing the company in a terrible economic environment and should be given the opportunity to continue to operate the company independently. Mr. Kornblau believes that the Motorola Offer is coercive and unfair. Mr. Kornblau believes that Motorola should have, as requested by Next Level and its advisers, discussed its proposal and negotiated with the independent directors before announcing and launching its unsolicited tender offer. Mr. Kornblau believes the desire of the Minority Stockholders for Next Level to remain independent is clearly illustrated by Motorola’s need to extend the tender offer on five occasions. Mr. Kornblau believes that Motorola has sought to create a situation in which Next Level stockholders are unfairly pressured to tender into Motorola’s unsolicited tender offer to avoid being left with shares in a company that lacks financing and that by virtue of the lack of financing will be subject to a “going concern” qualification in its 2002 annual report on Form 10-K due on March 31, 2003. He also believes that Next Level would have been better off pursuing all available opportunities so that it could remain independent because the potential value of Next Level’s business as an independent company is far greater than it would be if it were to be acquired pursuant to the Motorola Offer. Mr. Kornblau believes that Motorola’s offer would need to be increased significantly beyond any price even discussed before Mr. Kornblau would recommend such an offer. Mr. Kornblau does not believe that Motorola would have allowed Next Level to suffer the long-term damage to its financial future and customer relationships resulting from bankruptcy—particularly since many of Motorola’s own customers have installed Next Level products. For the same reasons, Mr. Kornblau believes that Motorola would have ultimately reasonably cooperated with Next Level financing by third parties because it would make little sense for Motorola to walk away from an investment of over $177 million excluding any amount attributable to Next Level in its purchase of Next Level’s immediate parent, General Instrument.

Opinion of Independent Committee’s Financial Advisor

Under an engagement letter dated January 22, 2003, Next Level, on behalf of the Independent Committee, retained Morgan Stanley as financial advisor to the Independent Committee in connection with its review and analysis of the Motorola Offer. The Independent Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and based on its experience in transactions similar to the transaction proposed by Motorola.

In connection with its review and analysis of the Amended Motorola Offer, at the meeting of the Independent Committee on March 23, 2003, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of March 23, 2003, and subject to and based upon the assumptions and other considerations set forth in the opinion, the Per Share Consideration to be received by the holders of Shares, other than Motorola and its affiliates, pursuant to the Amended Motorola Offer was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of March 23, 2003, is attached as Annex D. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Independent Committee and addresses only the adequacy from a financial point of view of the Per Share Consideration to be received by the holders of Shares (other than Motorola and its affiliates) pursuant to the Amended Motorola Offer, as of the date of the opinion. It does not address any other aspects of the Amended Motorola Offer and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Amended Motorola Offer. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed and discussed certain publicly available financial statements and other business and financial information of Next Level;

•	reviewed certain internal financial statements and other financial and operating data concerning Next Level prepared by the management of Next Level;

•	reviewed certain financial forecasts prepared by the management of Next Level;

•	discussed the past and current operations and financial condition and the prospects of Next Level, including information relating to future strategic, financial and operational plans, with senior executives of Next Level;

•	discussed with the Independent Committee its expectation of the terms and conditions of the Offer at the increased per share consideration;

•	reviewed the reported prices and trading activity for the Shares;

•	compared the financial performance of Next Level and the prices and trading activity of the Shares with that of certain comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Next Level and Motorola and certain other parties and their financial and legal advisors;

•	discussed with management of Next Level the terms of financing proposals received by Next Level to the date of its opinion;

•	reviewed the Schedule TO, the draft Solicitation/Recommendation Statement on Schedule 14D-9, in each case as amended to the date of its opinion, and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by Next Level for the purposes of the opinion. With respect to the financial forecasts, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Next Level. Morgan Stanley relied upon, without independent verification, the assessment of the management of Next Level of: (i) the ability to achieve such forecasts; (ii) the funding needs of Next Level; and (iii) the risks and uncertainties associated with its strategic, financial and operational plans. Morgan Stanley also relied upon, without independent verification, the assessment of the management of Next Level of: (i) Next Level’s technologies, products and intellectual property; and (ii) the validity of, and risks associated with, Next Level’s existing and future technologies, products and intellectual property. Morgan Stanley did not make any independent valuation or appraisal of the assets, liabilities, technologies or intellectual property of Next Level, nor has Morgan Stanley been furnished with any such appraisals. In addition, Morgan Stanley assumed that the Amended Motorola Offer and the merger (the “Merger”) between Next Level and a wholly owned subsidiary of Motorola under the “short form” merger provisions of the Delaware General Corporation Law contemplated under the Schedule TO if the Amended Motorola Offer is completed as contemplated in the Schedule TO. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

Morgan Stanley’s opinion does not address the relative merits of the Amended Motorola Offer or the Merger as compared to any alternative business transaction, or other alternatives, whether or not such alternatives could be achieved. Further, in arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving Next Level or its assets, nor did Morgan Stanley negotiate with any party, other than Motorola, with respect to the possible acquisition, business combination or other extraordinary transaction involving Next Level or its assets.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, each dated March 23, 2003. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Trading Range. Morgan Stanley reviewed the range of closing prices of the Shares for different time periods, ending January 10, 2003, the last trading day prior to Motorola announcing the Motorola Offer. Morgan Stanley observed the following:

Period Ending January 10, 2003	Price Per Share
Last 30 days	$0.72—$1.10
Last Six Months	$0.58—$1.45
Last Twelve Months	$0.58—$3.29

Comparable Company Trading Analysis.    Morgan Stanley compared certain publicly available financial information of Next Level with publicly available information for selected companies which in its judgment are comparable to the business or businesses of Next Level. The following table lists the companies reviewed by Morgan Stanley:

Comparable Companies

Large Capitalization Communications Equipment Companies	Access Equipment Companies	Transition / Market Ramp Vendors
ADC Telecommunications	Advanced Fibre Communications	Avici Systems
ADTRAN	Arris Group	Ciena
Alcatel	Copper Mountain Networks	Redback Networks
Lucent Technologies	ECI Telecom	Riverstone Networks
Polycom	Orckit	Sonus Networks
	Paradyne Networks	Sycamore Networks
	Scientific Atlanta	Tellium
Terayon Communication Systems
Tut Systems
Westell

Morgan Stanley calculated the multiple of aggregate value (adjusting for net debt or cash) of these companies to estimated 2003 revenues based on equity research estimates as of March 21, 2003. The range of the multiple of aggregate value to estimated 2003 revenues was 0.6x to 3.1x, 0.0x (or not meaningful in cases where the company’s equity value exceeded its net cash) to 1.3x, and 0.0x (or not meaningful in cases where the company’s equity value exceeded its net cash) to 4.4x, for Large Capitalization Communications Equipment companies, Access Equipment companies, and Transition/Market Ramp companies, respectively. In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the comparable companies to two financial forecast scenarios: Street Case and Management Case.

Street Case: The Street Case was based on the average of Credit Suisse First Boston and Needham equity research estimates, from reports dated January 14, 2003, and February 5, 2003, respectively. The two reports were chosen because they were the only two recently published reports available to the public, as of March 21, 2003, the last trading day prior to Morgan Stanley rendering its opinion.

Management Case: The Management Case was based on management’s internal forecasts. The Management Case includes expense increases of $5 million from the expenses included in management’s internal forecasts described in the Schedule 14D-9 initially filed with the Commission on February 4, 2003, primarily as a result of the Motorola Offer. A summary of this forecast is shown below:

	2003	2004	2005	2006	2007	2008
($ in millions)
Revenues	$125	$334	$688	$1,065	$1,207	$1,296
% Growth	118%	168%	106%	55%	13	7%
Gross Profit	$28	$108	$219	$342	$378	$405
Gross Margin	23%	32%	32%	32%	31%	31%
Operating Income	$(22)	$35	$111	$186	$210	$227
Operating Margin	(18)%	10%	16%	17%	17%	17%
Net Income (After Tax)	$(30)	$33	$113	$224	$214	$150
Capital Expenditures	$2	$3	$5	$7	$10	$15
Unlevered Free Cash Flow	$(19)	$48	$92	$154	$189	$132

Morgan Stanley used the multiples of aggregate value to 2003 estimated revenue from the comparable companies, and estimated the implied value per Share for each of these financial scenarios, as of March 21, 2002. Morgan Stanley estimated the following:

Calendar Year Financial Statistic	NLC Financial Statistic (millions)	Comparable Company Multiple Range	Implied Value per Share
STREET CASE
Aggregate Value to 2003 Estimated Revenues	$71.7	0.5x—2.5x	$0.00—$0.11
MANAGEMENT CASE
Aggregate Value to 2003 Estimated Revenues	$124.9	0.5x—2.5x	$0.00—$1.27

In certain cases, the implied value per Share is zero because the implied aggregate value was less than the total debt and preferred stock of Next Level.

No company utilized in the comparable company analysis is identical to Next Level. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Next Level, such as the impact of competition on the businesses of Next Level and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Next Level or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Analysis of Selected Precedent Transactions.    Morgan Stanley compared publicly available information for selected precedent transactions to the relevant financial statistics for Next Level. The following table lists the transactions Morgan Stanley reviewed:

Selected Precedent Transactions

Target	Acquiror
Unisphere Networks	Juniper Networks
ONI Systems	Ciena
Ocular Networks	Tellabs
Pacific Broadband Communications	Juniper Networks
RiverDelta Networks	Motorola
Amber Networks	Nokia
Efficient Networks Inc	Siemens
Ramp Networks Inc	Nokia
PairGain Technologies, Inc.	ADC Telecommunications
Divicom (Division of C-Cube)	Harmonic

For each precedent transaction, Morgan Stanley analyzed, as of the announcement date of each transaction, the multiple of aggregate value to the estimated next twelve months revenue. The aggregate value represents the nominal transaction value of each transaction at the time of announcement, and the estimated next twelve months revenue was based on equity research estimates publicly available as of the date of announcement of each transaction. The range of multiples of aggregate value to estimated twelve months revenue was 3.2x to 8.0x, with a median of 5.1x.

Morgan Stanley also calculated the multiple of adjusted aggregate value to the estimated next twelve months revenue for transactions prior to 2002, reflecting the nominal transaction value indexed to the change in the NASDAQ composite index, from the announcement date to the date Morgan Stanley rendered its opinion. The range of transaction value adjustments was (37%) to (69%). The range of multiples of adjusted aggregate value to the estimated next twelve months revenue was 1.6x to 4.1x, with a median of 3.5x.

In addition to examining the selected precedent transactions, Morgan Stanley also analyzed the implied per Share value that could be received by holders of Shares (other than Motorola or its affiliates) in the event Next Level was acquired by an entity, other than Motorola or its affiliates, including the impact of the liquidation preference on Motorola’s preferred stock and the value of the preferred stock if converted to common stock. In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the selected precedent transactions to the two financial forecast scenarios described earlier: Street Case and Management Case, as shown in the table below:

Calendar Year Financial Statistic	Next Level Financial Statistic (millions)	Precedent Transactions Multiple Range	Implied Value per Share
STREET CASE
Adjusted Aggregate Value to Estimated Next Twelve Months Revenues	$71.7	3.0x—5.0x	$0.52—$1.52
Sale to Entity other than Motorola	$71.7	3.0x—5.0x	$0.00—$0.28
MANAGEMENT CASE
Adjusted Aggregate Value to Estimated Next Twelve Months Revenues	$124.9	3.0x—5.0x	$1.60—$2.79
Sale to Entity other than Motorola	$124.9	3.0x—5.0x	$0.47—$2.54

No company or transaction utilized in the analysis of selected precedent transactions is identical to Next Level or the Amended Motorola Offer. In evaluating the precedent acquisition transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of Next Level, such as the impact of competition on the business of Next Level or the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of Next Level or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Analysis of Selected Precedent Minority Buy-Back Transactions. Morgan Stanley compared publicly available information for selected minority buy-back transactions to the relevant statistics for Next Level. The transactions reviewed included transactions announced since January 1, 2000, where a shareholder who owned between 50% and 90% of the shares of a company sought to purchase the remaining shares it did not own, and where the total equity value of the target company exceeded $100 million. The following table lists the minority buy-back transactions Morgan Stanley reviewed:

Selected Precedent Minority Buy-Back Transactions

Target	Acquiror
Swiss Army Brands	Victorinox AG
Ticketmaster	USA Interactive
McAfee.com	Network Associates
Travelocity	Sabre Holdings
Intimate Brands	Limited
Aquila	Utilicorp/Aquila
Marketing America	Miracle Marketing
Liberty Digital	Liberty Media Corp
TD Waterhouse	Toronto Dominion

Selected Precedent Minority Buy-Back Transactions

Target	Acquiror
TyCom	Tyco Intl.
Spectra-Physics	Thermo Electron Corp
Liberty Financial Companies	Liberty Mutual Insurance
Unigraphics Solutions Inc.	Electronic Data Systems
CSFBdirect	CSFB
Westfield America	Westfield America Trust
Azurix Corp	Enron Corp
Hertz Corp	Ford Motor Co.
BHC Communications Inc.	News Corp Ltd
Hartford Life (ITT Hartford)	Hartford Financial Services
Homestead Village Inc.	Security Capital Group
Travelers Property Casualty	Citigroup Inc.
Vastar Resources Inc.	BP Amoco Inc.
Howmet Intl Inc.	Alcoa Inc.
CareInsite	Healtheon/WebMD
Thermo Instrument Systems	Thermo Electron Corp
Thermedics	Thermo Electron Corp

For each precedent minority buy-back transaction, Morgan Stanley analyzed, as of the announcement date of each precedent transaction, the premium offered by the acquiror to the target’s closing price one day prior to announcement of the transaction (the “one day unaffected price”), the 30-day average price prior to announcement of the transaction (the “30-day average unaffected price”), and the increase from the initial offer price to the final offer price. In this set of precedent transactions, the range of final price premia to the one-day unaffected price was 1% to 140%, with a median of 24.6%, the range of final price premia to the 30-day average unaffected price was (17%) to 108%, with a median of 23.0%, and the range of increase from the initial offer price to the final offer price was 0% to 108%, with a median of 16.9% for those transactions which were contested or which were negotiated following the announcement of the acquiror’s intent to purchase. Based on this analysis, Morgan Stanley calculated the implied value per Share, as shown in the table below:

Precedent Minority Buy-Back Transaction Financial Statistic	Precedent Transaction Statistic Range	Per Share Unaffected Price	Implied Value per Share
Premium to one-day Unaffected Price	10%–50%	$0.91	$1.00–$1.36
Premium to the 30-day Avg. Unaffected Price	10%–40%	$0.87	$0.96–$1.22
Increase from Initial Offer Price	0%–20%	$1.04	$1.04–$1.25

No company or transaction utilized in the analysis of selected precedent minority buy-back transactions is identical to Next Level or the Amended Motorola Offer. In evaluating the precedent minority buy-back transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of Next Level, such as the impact of competition on the business of Next Level or the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of Next Level or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Liquidation Analysis.    Morgan Stanley estimated the implied value per share to holders of Shares in the event Next Level is forced into liquidation giving effect to the claims from debt holders and the impact of the liquidation preference on Motorola’s preferred stock for two scenarios:

(i)	Book Value: the value per share to holders of Shares if Next Level’s net assets are liquidated at the stated book value as of December 31, 2002; and

(ii)	Illustrative Upside: the value per share to holders of Shares if Next Level’s inventory is liquidated at its gross carrying value as of December 31, 2002, property plant and equipment is liquidated at a 100% premium to its book value as of December 31, 2002, and Next Level’s remaining net assets are liquidated at its stated book value as of December 31, 2002.

Liquidation Analysis	Book Value	Illustrative Upside
Implied Value per Common Share	$0.00	$0.00

Discounted Cash Flow.    Morgan Stanley performed discounted cash flow analyses on three financial forecast scenarios: the Management Case, described above, the Sensitivity Case and the Downside Case.

Sensitivity Case:    The Sensitivity Case was prepared by Morgan Stanley, in consultation with management. This case reflected an elimination of selected customers included in the Management Case and implies a reduction in the forecasted revenues included in the Management Case of approximately 42% to 50% in years 2005 to 2008, reflects the same gross margins as the Management Case, and reflects operating expenses which are 2% to 3% higher as a percentage of revenue than the operating expenses included in the Management Case. The Sensitivity Case also includes the expense increases of $5 million described earlier, primarily as a result of the Motorola Offer. A summary of this revised forecast is shown below:

	2003	2004	2005	2006	2007	2008
Revenues	$117	$248	$400	$555	$603	$652
% Growth	105%	112	61%	39%	9%	8%
Gross Profit	$27	$80	$126	$177	$183	$198
Gross Margin	23%	32%	31%	32	30%	30%
Operating Income	$(24)	$26	$59	$86	$86	$93
Operating Margin	-18%	10%	15%	15%	14%	14%
Net Income	$(32)	$23	$57	$116	$90	$100
Capital Expenditures	1	$2	$3	$4	$5	$6
Unlevered Free Cash Flow	$(20)	$39	$65	$75	$87	$94

Downside Case:    The Downside Case was prepared by Morgan Stanley to reflect the circumstance in which Motorola does not support Next Level’s funding requirements either by providing funding to Next Level or by relaxing certain covenants to permit Next Level to obtain alternative funding and to reflect the belief that Next Level will have a “going concern” qualification in its 2002 annual report due on March 31, 2003, which is likely to affect Next Level’s business prospects. The Downside Case reflects an elimination of selected customers included in the Sensitivity Case and reflects a reduction of the forecasted revenues included in the Sensitivity Case by approximately 30% to 45% in years 2003 to 2008, reflects gross margins which are from one to six percentage points lower than the gross margins included in the Sensitivity Case and reflects operating expenses as a percentage of revenue which are two to three percentage points higher than the operating expenses as a percentage or revenue included in the Sensitivity Case. The Downside Case also includes the expense increases of $5 million described earlier, primarily as a result of the Motorola Offer. A summary of this forecast is shown below:

	2003	2004	2005	2006	2007	2008
Revenues	$80	$170	$281	$363	$332	$360
% Growth	40%	113%	65%	29%	-9%	8%
Gross Profit	$16	$46	$80	$100	$92	$104
Gross Margin	20%	27%	29%	28%	28%	29%
Operating Income	$(34)	$(7)	$13	$24	$25	$35
Operating Margin	-42%	-4%	5%	7%	8%	10%
Net Income	$(42)	$(11)	$10	$52	$25	$36
Capital Expenditure	$1	$2	$2	$2	$3	$3
Unlevered Free Cash Flow	($27)	$6	$26	$20	$32	$37

Based on the Management Case, Morgan Stanley estimated the implied value per share of Shares for three different outcomes:

(i)	Standalone Value: the discounted cash flow value per share to holders of Shares, if Next Level remains a standalone entity;

(ii)	Additional $30 million in Funding: the discounted cash flow value per share to holders of Shares after giving effect to an illustrative financing of $30 million of convertible preferred stock with an exercise price of $0.50 per share; and

(iii)	Additional $90 million in Funding: the discounted cash flow value per share to holders of Shares after giving effect to an illustrative financing of $90 million of convertible preferred stock with an exercise price of $0.50 per share and additional discounting of cash flows by two additional years.

Based on the Sensitivity Case and Downside Case, Morgan Stanley estimated the implied value per share of Shares for two different outcomes:

(iv)	Additional $30 million in Funding: as described in clause (ii) above; and

(v)	Additional $90 million in Funding: as described in clause (iii) above.

For all three financial forecast scenarios, Morgan Stanley observed that if Next level was unable to obtain additional Funding and Next Level was forced into liquidation, based on the Liquidation Analysis described above, the value per share to holders of Shares would be $0.00.

In arriving at the per share value to holders of Shares, Morgan Stanley used the treasury stock method, including primary shares, in-the-money options, in-the-money warrants, and the exercise of in-the-money convertible preferred. Morgan Stanley discounted the calendar year 2003 through 2008 forecasted unlevered free cash flows using a discount rate of 12% to 18%. A perpetual growth rate of 3% to 5% was applied to the final year of unlevered free cash flow, which was assumed to have been fully taxed at 40% without consideration of any remaining Next level tax benefits which might exist at that time, and discounted using a discount rate of 12% to 18%. A summary of these calculated values is shown below:

	Implied per Share Value
	Low	High
MANAGEMENT CASE
Standalone Value	$3.01	$6.41
Value to Common SH/s w/ $30MM in Financing	$2.37	$5.07
Value to Common SH/s w/ $90MM in Financing	$1.11	$2.84
SENSITIVITY CASE
Value to Common SH/s w/ $30MM in Financing	$1.04	$2.38
Value to Common SH/s w/ $90MM in Financing	$0.00	$1.27
DOWNSIDE CASE
Value to Common SH/s w/ $30MM in Financing	$0.00	$0.43
Value to Common SH/s w/ $90MM in Financing	$0.00	$0.00

In connection with the review of the Amended Motorola Offer by the Independent Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Next Level. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Next Level. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Per Share Consideration to be received by the holders of Shares pursuant to the Amended Motorola Offer to the holders of Shares other than Motorola and its affiliates and in connection with the delivery of its written opinion dated March 23, 2003 to the Independent Committee. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade. Morgan Stanley did not recommend any specific consideration to the Independent Committee or that any given consideration constituted the appropriate consideration for the Amended Motorola Offer.

In addition, as described elsewhere in this Statement, Morgan Stanley’s opinion and its presentation to the Independent Committee was one of many factors taken into consideration by the Independent Committee in reaching its recommendation with regard to the Amended Motorola Offer. Consequently, the analyses as described above should not be viewed in any way as determinative of the opinion of the Independent Committee.

The Independent Committee retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment banking, investment management, financing and principal investing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in debt or equity securities or senior loans of Next Level or Motorola. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Motorola and have received fees for the rendering of those services.

Intent to Tender

To Next Level’s knowledge, (i) one of its executive officers and all of its directors presently holding Shares presently intend to tender Shares pursuant to the Amended Motorola Offer and (ii) none of Next Level’s executive officers or directors presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include Shares over which, or with respect to which any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender. See “Item 4: The Solicitation or Recommendation—Reasons for Next Level’s Recommendation”.

ITEM 8. ADDITIONAL INFORMATION.

The subsection of this Item entitled “Item 8: Additional Information—Delaware Stockholder Litigation” is hereby amended to add, at the end of such subsection, the following:

On March 14, 2003, Barry Feldman, for himself and on behalf of a putative class of Next Level stockholders, filed a complaint in the Delaware Court of Chancery in and for New Castle County, against Walter C. Clay, Alex Good, Craig Kornblau, John McCartney, Richard D. Severns and Paul Latchford, Civil Action No. 20195. The complaint seeks to certify a class of Next Level stockholders and alleges the stockholders were harmed by the defendants’ conduct in adopting the retention agreements with Messrs. Ide, St. Cyr, Sheppard, Weeks, Wiley and Zar which are attached as exhibits to Next Level’s Schedule 14D-9 (the “Retention Agreements”). The complaint seeks injunctive relief to rescind the Retention Agreements, damages and attorneys’ fees.

On March 24, 2003, Motorola and Next Level reached agreements in principle, subject to court approval, with the class action plaintiffs to settle the lawsuits that had been filed on behalf of Next Level’s shareholders in both Delaware and California relating to the Motorola Offer and the Retention Agreements.

The subsection of this Item entitled “Item 8: Additional Information—Next Level Litigation” is hereby amended to add, at the end of such subsection, the following:

On March 24, 2003, Next Level, Next Level Partners, LLC, and Spencer and Jacquelyn Segura dismissed this complaint with prejudice and entered into a settlement agreement with Motorola.

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(1)(xiii)*	Press Release dated March 24, 2003.

(a)(5)(i)*

Complaint of Barry Feldman, individually and on behalf of all others similarly situated, against Walter C. Clay, Alex Good, Craig Kornblau, John McCartney, Richard D. Severns and Paul Latchford, Civil Action No. 20195 filed in the Court of Chancery of the State of Delaware on March 14, 2003.

(a)(5)(ii)*	Settlement Agreement, dated March 23, 2003, by and between Next Level, Next Level Partners LLC and Motorola.

(a)(5)(iii)*	Memorandum of Understanding, dated March 23, 2003

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2003

NEXT LEVEL COMMUNICATIONS, INC.

By:	/s/ J. MICHAEL NORRIS
Name: J. Michael Norris Title: Chairman of the Board and Chief Executive Officer

ANNEX D

March 23, 2003

Independent Committee of the Board of Directors

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, CA 94928

Members of the Independent Committee:

We understand that on January 27, 2003, Motorola, Inc. (“Motorola”) commenced an offer to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.01 per share (“Company Common Stock”), of Next Level Communications, Inc. (the “Company”) not held by Motorola or its subsidiaries for $1.04 per share net to the seller in cash (the “Initial Per Share Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended as of the date hereof, the “Offer to Purchase”) contained in the Schedule TO (as amended as of the date hereof, the “Schedule TO”) filed by Motorola with the Securities and Exchange Commission on January 27, 2003, and the related Letter of Transmittal (together with the Offer to Purchase and the Schedule TO, the “Offer Documents”). We also understand that on March 24, 2003, Motorola will amend the Offer to increase the Initial Per Share Consideration to $1.18 per share net to the seller in cash (as so increased, the “Per Share Consideration”). We have been informed that the amended Offer Documents will further provide that if the Offer is completed, Motorola expects to effect a merger (the “Merger”) between the Company and a wholly owned subsidiary of Motorola under the “short form” merger provisions of the Delaware General Corporation Law. Pursuant to the Merger, the Company would become a wholly owned subsidiary of Motorola, and each outstanding share of Company Common Stock, other than shares held in treasury or held by Motorola or any affiliate of Motorola or as to which dissenters’ rights have been perfected, would be converted into the right to receive the Per Share Consideration. It is our understanding that the terms and conditions of the amended Offer will be fully set forth in the Offer Documents. We understand that as of January 31, 2003, Motorola owned approximately 74% of the outstanding shares of Company Common Stock and beneficially owned 89.5% of the Company Common Stock.

You have asked for our opinion as to whether the Per Share Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Offer is fair from a financial point of view to such holders (other than Motorola and its affiliates).

For purposes of the opinion set forth herein, we have:

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Members of the Independent Committee of the Board of Directors

March 23, 2003

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	reviewed and discussed certain financial forecasts prepared by the management of the Company;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company, including information relating to future strategic, financial and operational plans, with senior executives of the Company;

(v)	discussed with the Independent Committee of the Board of Directors of the Company its expectation of the terms and conditions of the Offer at the increased per share consideration;

(vi)	reviewed the reported prices and trading activity for the Company Common Stock;

(vii)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain comparable publicly-traded companies and their securities;

(viii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(ix)	participated in discussions and negotiations among representatives of the Company and Motorola and certain other parties and their financial and legal advisors;

(x)	discussed with management of the Company the terms of financing proposals received by the Company to date;

(xi)	reviewed the Offer Documents, the draft Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, in each case as amended as of the date hereof, and certain related documents; and

(xii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have relied upon, without independent verification, the assessment of the management of the Company of: (i) the ability to achieve such forecasts, (ii) the funding needs of the Company, and (iii) the risks and uncertainties associated with its strategic, financial and operational plans. We have also relied upon, without independent verification, the assessment of the management of the Company of: (i) the Company’s technologies, products and

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Members of the Independent Committee of the Board of Directors

March 23, 2003

intellectual property and (ii) the validity of, and risks associated with, the Company’s existing and future technologies, products and intellectual property. We have not made any independent valuation or appraisal of the assets, liabilities, technologies or intellectual property of the Company, nor have we been furnished with any such appraisals. In addition, we have assumed that the Offer and the Merger will be completed as contemplated in the Offer Documents. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Our opinion does not address the relative merits of the Offer or the Merger as compared to any alternative business transaction, or other alternatives, whether or not such alternatives could be achieved. Further, in arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets, nor did we negotiate with any party, other than Motorola, with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company or its assets.

We have acted as financial advisor to the Independent Committee of the Board of Directors of the Company in connection with the Offer and will receive a fee for our services. In the ordinary course of our trading, brokerage, investment banking, investment management, financing and principal investing activities, Morgan Stanley & Co. Incorporated or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or Motorola. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Motorola and have received fees for the rendering of those services.

It is understood that this letter is for the information of the Independent Committee of the Board of Directors of the Company appointed to review and evaluate the Offer and for the information of the Board of Directors of the Company (other than Mr. Eugene Delaney and Mr. Gray Benoist who are affiliates of Motorola) and this letter may not be used for any other purpose or disclosed without our prior written consent, except that a copy of our opinion may be included in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by the Company with the Securities and Exchange Commission with respect to the Offer. This opinion is not intended to be and shall not constitute a recommendation to any holder of Company Common Stock as to whether to tender shares of Company Common Stock pursuant to the Offer. In addition, this opinion does not in any manner address the prices at which the Company Common Stock will actually trade at any time.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Offer is fair from a financial point of view to such holders (other than Motorola and its affiliates).

Very truly yours, MORGAN STANLEY & CO. INCORPORATED

By:	/s/ MICHAEL F. WYATT
Michael F. Wyatt Executive Director

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